Offering Page for Common Bond Garden Oaks



106	0
Days Left	Investors

Common Bond Garden Oaks
Houston, TX

$0 raised



$100,000 min target

Security Type: Term Note
Interest Rate: 14%
Maturity: 48 months

Coming Soon

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Highlights
Company Description
Investment Terms
Business Model
The Menu
The Atmosphere
The Team
Location Analysis
Timeline
Bonus Rewards
Documents
Image Gallery
Comments   0

This is being conducted on an expedited basis pursuant to the SEC's temporary regulatory COVID-19 relief. Financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

HIGHLIGHTS

New drive-thru location from one of the most exciting bakery and bistro concepts in Houston

- 4 existing Common Bond locations across Houston and growing
- Great local reputation and large, loyal following
- Winner of Reader's Choice for "Best of Houston" Best Bakery 2020
- Each location offers a unique experience from the brand

Versatile menu offering quick, premium food, baked goods, and coffee for dine-in or to-go

- Flagship drive-thru location opened in May and is performing well
- Restaurant-goers are looking for more drive-thru or takeout food choices, and this brand extension is in line with the versatile needs of the future

New Garden Oaks location is in a popular, fast-growing part of Houston

- Garden Oaks has a small-town feel, but is highly accessible from Downtown, The Heights, and EaDo
- Upper middle-class neighborhood with historic style homes
- The community is already excited for the well-publicized opening of this location

Strong executive team with proven growth strategy

- Expansion into multiple locations since purchasing the original Common Bond in 2016
- First Common Bond in Montrose grew to $4.6M in sales in 2019

COMPANY DESCRIPTION



Well-established Houston bakery, Common Bond, is opening a new drive-thru location in Garden Oaks called Common Bond On-The-Go Coffee & Bakery. Originally launched in 2014, Common Bond has seen rapid growth into multiple locations throughout Houston. Their first On-The-Go drive-thru concept in The Heights has been very well received since opening in May of this year. Modeled after this successful location, Common Bond aims to expand their On-The-Go brand and loyal following into Garden Oaks, a fast-growing area of the city.

Common Bond On-The-Go Coffee & Bakery will feature premium baked goods, easy grab-and-go food options, and coffee available for dine-in, takeout, and drive-thru. They plan to offer beer and wine service as well. This convenient cafe will be a very welcome addition to the Garden Oaks neighborhood.

Investment Terms

Issuer	Type of Offering	Offered By
Common Bond OTG Garden Oaks, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$100,000
Offering Max	$225,000
Min Individual Investment	$200
Type of Securities	Term Note
Annualized Interest Rate	14%

Maturity	48 months
Payments	Monthly
Security Interest	Blanket lien on all assets of the business.
Ownership % Represented by Securities	0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Use of Proceeds

Common Bond On-The-Go Coffee & Bakery is looking to raise $225,000 during the NextSeed raise to build-out the new Garden Oaks location.

Total Project Cost: $410,600
Minimum NextSeed funds: $100,000
Maximum NextSeed funds: $225,000
Remaining funds: Remaining funds will come from tenant improvement budget and additional equity investors

IF MAXIMUM IS RAISED ON NEXTSEED $225,000

- **37%** Buildout
- **28%** Equipment
- **10%** Cost of Issuance
- **6%** Signs and Menu Boards
- **5%** Working Capital
- **4%** POS/Audio/Security
- **4%** Legal/Permits
- **3%** Furniture/Smallwares
- **2%** Architect
- **1%** Advertising

Use of proceeds percentages presented above are estimated and subject to change.

BUSINESS MODEL

Food and beverage (including alcohol) sales are the primary revenue for Common Bond On-The-Go Coffee & Bakery. The drive-thru provides an additional stream not available at Common Bond's other cafe-only locations.



Previously home to an auto shop, Common Bond will convert the building into a bakery and cafe, leveraging the building's original footprint for efficiency and novelty, utilizing the garage bay for the drive-thru. Common Bond's creative renovation plan and reputation has already generated attention from the local community. Excitement has building since the team began sharing details of the opening in June (CultureMap).

Common Bond On-The-Go Coffee & Bakery will be modeled after the pilot On-The-Go location in the Heights, which opened in May and has been well received. In the current climate, quality takeout or drive-thru options are highly desirable. Common Bond aims to provide this service to the Garden Oaks neighborhood, where options are limited.

THE MENU





The menu at Common Bond On-The-Go Coffee & Bakery will feature similar items currently available at The Heights' On-The-Go location. The primary focus is high quality, convenient food for breakfast, lunch, and dinner. The versatile selection includes a variety of signature cookies, pastries, and croissants as well as savory grab 'n go style items:

- Vanilla Yogurt with Chia Seeds & Honey
- Croissant Breakfast Sandwiches
- Wedge and Cobb Salads
- Lettuce Wrap with Chicken Salad and Sprout Slaw
- Smoked Salmon and Cream Cheese on Sunflower Rye
- Picnic style plates like Prosciutto & Melon, Meat & Cheese, Spreads & Breads and Cheese & Fruit.

Wine and beer service will also be offered.



THE ATMOSPHERE

Common Bond On-The-Go Coffee & Bakery offers high quality food and beverages in a laid-back, casual atmosphere. The Garden Oaks location will feature a drive-thru option for convenience, built into existing garage door bays. Inside, Common Bond offers counter service and limited seating. An outdoor patio will provide additional seating.





THE TEAM

The leadership team at Common Bond has a strong track record of success, quickly launching the brand into several locations around Houston in just 4 years. George Joseph, CEO and Co-Founder was drawn to the brand in 2016 after hearing the story of its origin and connecting with the mission. George brings over 20 years of experience as CEO to the table and a passion for uniting people over the common bond that is food.

George has assembled a team with impressive experience, with Chris Fannin serving as President - previously a Managing Partner at The Capital Grille CityCentre. Executive Chef Jason Gould was brought on board in 2019 and brings over 25 years of restaurant experience to Common Bond.

Meet the Team



George Joseph
CEO

 in

As the Chief Executive Officer and owner of Common Bond Bakery Brasserie Bistro, George's strategic vision has made Common Bond one of the fastest growing businesses in Houston. Due to his vision and commitment to a strong company culture, in 2019 and 2020 Common Bond won Houston Business Journal's Fast 100 Award, in which he was also recognized as a 2020 Most Admired CEO honoree.



Chris Fannin
PRESIDENT

Chris Fannin serves as President for Common Bond. He brings years of fine dining experience to his role, having previously worked at the Capital Grille, Philippe, and the Strip House.



Jason Gould
EXECUTIVE CHEF

Jason Gould brings multi-unit experience from his seven years as the corporate executive chef for Cyclone Anaya's, The Original Ninfa's Uptown, and his time at the acclaimed Houston restaurant, Gravitas.

LOCATION ANALYSIS

Common Bond On-The-Go Coffee & Bakery will be opening at 3210 North Shepherd Dr, Houston, TX 77018, just a block from 610 North.

The Garden Oaks neighborhood of Houston has become popular in recent years due to its charming classic homes, tree-lined streets, and proximity to Downtown and The Heights. With spacious lots and a median home price of $385,000, the upper middle-class demographic supports the price point of the premium quality menu items of Common Bond.

Located on the southeast corner of 34th and Shepherd, the prime location offers great street visibility, yet is walkable from nearby Graham Park, churches, and residences. Because many Garden Oaks residents commute to other parts of the city, the unique and convenient drive-thru is an attractive option for a quick breakfast or to grab dinner on the way home.





TIMELINE

- May 2014 – First Common Bond location opens in Montrose
- December 2016 – George Joseph purchases Common Bond with partner Jonny Carrabba
- May 2020 – Opening of Common Bond On-The-Go drive-thru in The Heights
- March 2021– Projected opening of Common Bond On-The-Go Coffee & Bakery in Garden Oaks

Bonus Rewards

INVEST

$250+

- Limited Edition Custom Investor T-Shirt

INVEST

$1,000+

- Limited Edition Custom Investor T-Shirt
- Invitation +1 to an Exclusive Investor Private Event

INVEST

$2,000+

- Limited Edition Custom Investor T-Shirt
- Invitation +1 to an Exclusive Investor Private Event
- Your name on the Engraved Investor Wall







Documents

Note Purchase Agreement

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Disclosure Statement

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